Exhibit 99.1
Telenor Enters into Cash-Settled Total Return Swap in respect of VimpelCom Ltd. ADRs
(Fornebu, Norway — 22 July 2011) Telenor today entered into a cash-settled total return swap (TRS) in respect of up to 40,000,000 VimpelCom Ltd. ADRs (each representing one VimpelCom common share) with J.P. Morgan Securities Ltd. “At the current levels at which they are trading, we believe VimpelCom’s ADRs represent attractive value, and Telenor has decided to increase its economic exposure to the securities,” said Richard Olav Aa, Executive Vice President and CFO.